MUTUAL FUND SERIES TRUST

17605 Wright Street

Omaha, NE 68130

November 14, 2018

Public Filing Desk U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549

Re:	Mutual Fund Series Trust (CIK No. 0001355604) Request for Withdrawal of Amended Registration Statement Filed on Form N-14/A

Dear Sir or Madam:

Mutual Fund Series Trust (the “Trust”) filed a Registration Statement on Form N-14 on October 30, 2018 (SEC Accession No. 0001580642-18-005134; File No. 333-228058) (the “Form N-14”) which was declared effective on November 6, 2018. The Trust intended to submit a filing pursuant to Rule 497 on November 9, 2018, but inadvertently and mistakenly filed a Form N-14/A (SEC Accession No. 0001580642-18-005407; File No. 333-228058) (the “Amended Form N-14”). No securities were sold in connection with the offering. Accordingly, the Trust requests that the Amended Form N-14 be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933. The Trust will submit its filing under Rule 497 as intended.

It is the Trust’s understanding that this application for withdrawal of the Amended Form N-14 will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (“SEC”), unless the Trust receives notice from the SEC otherwise.

Please direct any questions concerning this letter to me at (631) 629-4237 or Philip Sineneng at Thompson Hine LLP, counsel to the Trust at (614) 469-3217.

Very truly yours,

/s/ Jennifer A. Bailey

Jennifer A. Bailey

Secretary, Mutual Fund Series Trust